

Michael D'Orazio · 3rd

President - Sportiva, LLC

Farmington, Michigan · 500+ connections · **Contact info**

 **MARUX**

 **University of Michiga**

Experience



Co-Founder I COO
MARUX
Aug 2019 – Present · 1 yr 2 mos
Detroit, Michigan, United States

AI-enabled real-time 3D utilization of augmented visualization for medical responsiveness, telehealth + remote diagnostics.

President
SPORTIVA
Sep 2013 – Present · 7 yrs 1 mo
Detroit, Michigan, United States

Sportiva, LLC is a professional Sales and Engineering Consulting Firm focused on autonomous vehicle technologies through our technology partners, designing-in highly engineered electronic and electro-mechanical components at all OEM's. Along with offices and Salespeople servicing North America and International Markets.

   

Sales Manager, Americas - Automotive Div


DSG-Canusa
Oct 2007 – Aug 2013 · 5 yrs 11 mos


Sales Account Executive - Global Automoti
TE Connectivity
Feb 2004 – Oct 2007 · 3 yrs 9 mos


Sales Manager
Cebi Group
Jan 2002 – Jan 2004 · 2 yrs 1 mo

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Education


University of Michigan
BBA, Business
Activities and Societies: Member - Society of Auto
Wire Harness Committee Committee Member CDS

Skills & Endorsements

Automotive · 28

Endorsed by **Ed Lipsey and 1 other who is highly
skilled at this**


Sales · 14

 Endorsed by **2 of Michael's colleagues at DSG-Canusa**

Business Development · 11

 Endorsed by **2 of Michael's colleagues at DSG-Canusa**

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